Exhibit 20 Press release issued February 8, 2011

For Immediate Release	February 8, 2011

BOWL AMERICA REPORTS SECOND QUARTER EARNINGS

Bowl America Inc. today reported fiscal year second quarter earnings declined to $.06 per share and first-half earnings to $.02 per share, from $.08 and $.09 per share, respectively, for the comparable prior year quarter and six-month periods. Promotional pricing has helped to increase traffic, however the Company believes that people’s persistent unease over their economic stability and employment status affects decisions of financial commitment and discretionary spending.

Building deep cash reserves during more than 50 years in business has enabled the Company to continue its long-term strategy of paying regular dividends. Tomorrow the Company will pay a per share quarterly dividend of $.16, an increase over the prior quarter, and is hopeful that this will be the 39th consecutive year of increased dividends.

Bowl America operates 19 bowling centers and its Class A Common Stock trades on the NYSE Amex Exchange with the symbol BWLA. A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing, available at the Company’s web site www.bowlamericainc.com.

BOWL AMERICA INCORPORATED
Results of Operations
(unaudited)

	Thirteen weeks ended		Twenty-six weeks ended
	December 26,	December 27,	December 26,	December 27,
	2010	2009	2010	2009
Revenues
Bowling and other	$4,553,314	$4,849,900	$8,560,644	$9,176,233
Food, beverage & merchandise sales	1,926,558	2,040,680	3,569,207	3,789,557
	6,479,872	6,890,580	12,129,851	12,965,790

Operating expenses excluding depreciation and amortization	5,787,715	5,916,410	11,466,248	11,647,060

Depreciation and amortization	432,051	459,253	868,473	917,503

Interest & dividend income	185,904	138,766	330,811	274,895

Earnings before taxes	446,010	653,683	125,941	676,122

Net Earnings	$285,410	$424,483	$80,541	$439,122

Comprehensive earnings	$372,168	$511,254	$456,786	$651,262

Weighted average shares outstanding	5,146,971	5,141,030	5,146,971	5,141,053

EARNINGS PER SHARE	.06	.08	.02	.09

SUMMARY OF FINANCIAL POSITION
(unaudited)
Dollars in Thousands

	12/26/10	12/27/09
ASSETS

Total current assets including cash and short-term investments of $9,188 & $10,411	$11,153	$12,172
Property and investments	30,597	30,797
TOTAL ASSETS	$41,750	$42,969

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities	$4,163	$3,982
Other liabilities	2,348	2,351
Stockholders' equity	35,239	36,636
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$41,750	$42,969